Goldman Sachs (Asia) L.L.C.

68th Floor, Cheung Kong Center

2 Queens Road,

Central, Hong Kong

Morgan Stanley & Co. LLC

1585 Broadway, New York

New York 10036

United States

VIA EDGAR

December 1, 2020

Ms. Cara Wirth

Ms. Erin Jaskot

Mr. Scott Stringer

Mr. Jim Allegretto

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	17 Education & Technology Group Inc. (CIK No. 0001821468)

Registration Statement on Form F-1, as amended (File No. 333-250079)

Ladies and Gentlemen:

We hereby join 17 Education & Technology Group Inc. (the “Company”) in connection with its request for acceleration of the above-referenced Registration Statement, requesting effectiveness at 4:00 p.m., Eastern Time, on December 3, 2020, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations promulgated under the Securities Act of 1933, as amended, we wish to advise you that, through the date hereof, 2,138 copies of the Company’s preliminary prospectus dated November 27, 2020 were distributed to prospective underwriters, institutional investors, dealers and others.

The undersigned advise that the underwriters have complied and will continue to comply with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature pages follow]

Very truly yours,

As representative of the several underwriters

GOLDMAN SACHS (ASIA) L.L.C.

(Incorporated in Delaware, U.S.A. with limited liability)

By:	/s/ Bill Chu
Name: Bill Chu
Title: Managing Director

[Signature Page to Acceleration Request Letter]

Very truly yours,

As representative of the several underwriters

MORGAN STANLEY & CO. LLC

By:	/s/ Celestina Milner
Name: Celestina Milner
Title: Executive Director

[Signature Page to Acceleration Request Letter]